Exhibit 99.60

Management’s
Discussion
&
Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

August 13, 2012

INTRODUCTION

The following discussion and analysis, which is the responsibility of management, should be read in conjunction with the Condensed Consolidated Interim Financial Statements and accompanying notes of Energy Fuels Inc. (the “Company” or “Energy Fuels” or “EFI”) for the quarters ended June 30, 2012, March 31, 2012, December 31, 2011, and the year-ended September 30, 2011. This discussion contains certain forward-looking information and statements. Please see “Risk Factors” and “Cautionary Statement on Forward-Looking Information and Statements” for a discussion of the risks, uncertainties and assumptions relating to this information and these statements. This information and these statements are subject to significant risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

In this discussion, the terms “Company”, “we”, “us” and “our” refer to the Company and, as applicable, the Company’s wholly-owned subsidiaries Energy Fuels Resources Corporation (“EFRC”), Energy Fuels Holdings Corp. (previously known as Denison Mines Holdings Corp.) (“EFHC” or “DMHC”), White Canyon Uranium Ltd. (“White Canyon”); Magnum Uranium Corp. (“Magnum Uranium”) and Titan Uranium Inc. (“Titan”). The financial information in this discussion and analysis is derived from the Company’s unaudited condensed consolidated interim financial statements prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, using accounting standards as issued by the International Accounting Standards Board, under International Financial Reporting Standards (“IFRS”). All financial information in this discussion and analysis is presented in United States dollars, unless otherwise stated.

Additional Information

Additional information relating to Energy Fuels Inc., including all public filings and financial statements, are available on SEDAR at www.sedar.com, and on the Company’s website at www.energyfuels.com.

Stephen P. Antony, P.E., President & CEO of the Company, is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the exploration information and technical disclosure in this MD&A.

MD&A – QUARTER ENDED JUNE 30, 2012

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QUARTER ENDED JUNE 30, 2012 SIGNIFICANT EVENTS

Acquisition of the U.S. Mining Division of Denison Mines Corp.

On June 29, 2012, the Company completed the acquisition of all of Denison Mining Corp.’s (“Denison”) mining assets and operations located in the United States (“US Mining Division”). The Company acquired the US Mining Division, through the acquisition of all of the issued and outstanding shares of DMHC and White Canyon.

In the transaction (“Transaction”): (a) Energy Fuels acquired (i) all of the issued and outstanding shares of DMHC and White Canyon (collectively, the “Acquired Shares”), and (ii) an assignment of all amounts owing to Denison or any affiliate of Denison (other than DHMC, White Canyon or any direct or indirect subsidiary of DMHC) (the “Acquired Debt”), and issued to Denison in consideration for the Acquired Shares and the Acquired Debt, 425,440,872 common shares of Energy Fuels (the “EFI Share Consideration”); and (b) immediately after the issuance of the EFI Share Consideration to Denison, Denison completed the Denison Arrangement under the Business Corporations Act (Ontario), pursuant to which it completed a reorganization of its capital and distributed the EFI Share Consideration to Denison shareholders on a pro rata basis as a return of capital in the course of that reorganization. Upon the completion of the Transaction, two additional directors, as agreed between Denison and Energy Fuels, were appointed to the board of directors of Energy Fuels.

DMHC, through its wholly-owned subsidiaries, holds mineral properties located in Colorado, Utah, and Arizona, including four currently producing mines and DMHC owns and operates the White Mesa Mill, located near Blanding, Utah. This 2,000 ton per day facility is the only operating conventional uranium mill in the United States.

According to NI 43-101 technical reports filed on SEDAR by the Company, the US Mining Division properties contain Measured and Indicated Mineral Resources of approximately 12,800,000 lbs. U3O8 contained in 2,410,000 tons averaging 0.27% eU3O8 and Inferred Mineral Resources of approximately 12,255,100 lbs. U3O8 contained in 1,998,400 tons averaging 0.31% eU3O8.

The transaction is being accounted for as a business combination with the Company identified as the acquirer, owing to the fact that post-transaction Energy Fuels now meets the criteria of a business. In addition, post-transaction, Energy Fuels will still maintain eight of the ten board seats, the majority of senior management posts, and the overall control of the day-to-day activities of the combined entities. The accounting for the acquisition has been done on a preliminary basis taking into account the information available at the time these consolidated financial statements were prepared.

C$8.1 Million Private Placement

On June 21, 2012, the Company completed a private placement of 35,500,500 non-transferable subscription receipts (“Subscription Receipts”) at a price of C$0.23 per Subscription Receipt for gross total proceeds of C$8,165,115. Each Subscription Receipt was exchangeable into one unit of the Company (“Unit”). Each Unit consisted of one common share and one-half of one warrant (each whole warrant a “Warrant”). Each whole Warrant entitles the holder to purchase one additional common share at a price of C$0.265 until June 22, 2015. The net proceeds were placed into an escrow and released to the Company on June 29, 2012, after the satisfaction of certain conditions related to the acquisition of the US Mining Division. The Company will use the net proceeds of $7.1 million for working capital and general corporate purposes related to operations of the US Mining Division.

C$22 Million Convertible Debenture Financing (subsequent to quarter end)

MD&A – QUARTER ENDED JUNE 30, 2012

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QUARTER ENDED JUNE 30, 2012 SIGNIFICANT EVENTS (continued)

On June 26, 2012, the Company entered into an agreement with a syndicate of underwriters whereby the underwriters agreed to purchase, on a bought deal basis, 22,000 floating-rate convertible unsecured subordinated debentures (“Debentures”) at a price per Debenture of C$1,000 for total gross proceeds of C$22.0 million (the “Offering”). The Offering closed on July 24, 2012, and the Company received proceeds of C$20.6 million, net of the underwriters fees and expenses. The Company will use the net proceeds of the Offering for sustaining capital for the Company's existing mine operations, mine permitting and development of the Company's existing properties, repayment of certain indebtedness, and for working capital and general corporate purposes.

Piñon Ridge Mill Project (subsequent to quarter end)

On June 13, 2012, Denver District Court Judge John N. McMullen ruled in favor of the Colorado Department of Public Health and Environment (“CDPHE”) and the Company on the ten substantive environmental, health and safety claims in the case challenging CDPHE’s issuance of a radioactive materials license (“Piñon Ridge License”) for the Piñon Ridge Mill. The Judge ruled partially in favor of the Plaintiffs, Sheep Mountain Alliance and the Towns of Telluride and Ophir, Colorado, on one procedural claim, ordering a time-limited administrative hearing on the issuance of the Pinõn Ridge License. The Pinõn Ridge License has been set aside, pending the outcome of the hearing. The hearing must be convened within 75 days of July 5, 2012 and a new Piñon Ridge License decision must be issued by CDPHE within 270 days of July 5, 2012.

OUTLOOK

  The spot uranium price per lb. of U 3O8 was $49.00 at August 10, 2012, a decrease from $51.10 per lb. at March 31, 2012 . While uranium prices have stabilized since the earthquake in Japan which caused severe damage to the Fukushima nuclear power plants, most forecasts continue to predict long-term upward trending uranium market prices as China, India, Russia and other nations with expansive nuclear plant construction programs begin to bring new plants on-line.

  As the Company’s continuing goal has been to have fully-integrated production capability by 2013-2015, with the successful close of the Denison Transaction, the Company has achieved this near-term production objective. In the 4th fiscal quarter, the Company’s uranium production is estimated at 275,000 lbs. U 3O8 from both conventional feed and alternate feed sources and uranium sales are forecasted to be approximately 447,000 lbs. U3O8. The Company will not produce or sell any vanadium during the 4th fiscal quarter.

  The Company remains committed to its strategic plan of obtaining full permits for the Piñon Ridge Mill project and the Sheep Mountain Project. These projects continue to play an important role in the Company’s longer term objective of establishing diversely located production centers to service anticipated market demands.

  The Company will continue a consolidation strategy by funding exploration activities on its existing mineral property portfolio, converting historic resources into NI 43-101 compliant resources, and pursuing other property acquisition and merger opportunities on the Colorado Plateau, Wyoming and in the broader western United States.

OVERVIEW AND DESCRIPTION OF BUSINESS

Energy Fuels is a Toronto, Ontario based uranium and vanadium exploration, mineral development and production company listed on the Toronto Stock Exchange; trading symbol: ‘EFR’. The Company’s principal place of business and head office of the Company’s US subsidiaries is based in Lakewood, Colorado. The Company’s mission is to grow and operate a sustainable fully-integrated uranium and vanadium production company through exploration, development, mining, milling and sales, primarily targeting immediately economic uranium properties on the Colorado Plateau (Colorado, Utah and Arizona) and Wyoming.

MD&A – QUARTER ENDED JUNE 30, 2012

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OVERVIEW AND DESCRIPTION OF BUSINESS (continued)

Colorado Plateau

The Colorado Plateau contains the highest grades of uranium in the United States and has seen the most historic uranium production of any region in the United States. In the 42 years between 1948 and 1990, approximately 250 million pounds of natural uranium (“U3O8”) were produced from Colorado and Utah, an average of about 6 million pounds per year. This production ceased only because uranium prices would no longer support the costs of production, not because of resource depletion. Substantial uranium and vanadium resources remain to be developed on the Colorado Plateau.

The Company has strategically focused on the Colorado Plateau for the following reasons:

  Reserve and grade risk – the large reserve base of the Colorado Plateau region is well documented and understood, based on historic production and recent drilling, data accumulation, and analyses.

  Process risk – the ore feedstock from conventional mining techniques, combined with a proven milling process, facilitates consistently high recoveries of U 3O8.

  Permitting and regulatory risk – the Colorado and Utah regulatory agencies are objective and sophisticated in managing the regulatory programs related to mineral exploration and development; in addition, both Utah and Colorado are “Agreement States”, whereby mill licensing authority has been relinquished to the state regulatory agencies, versus remaining with the U.S. Nuclear Regulatory Commission (“NRC”).

  Market and commodity risk – many Colorado Plateau uranium ore deposits include significant recoverable quantities of vanadium which is marketed as a steel alloying agent and have the potential to be utilized in advanced battery technologies; vanadium is recovered as a by- product in the milling process, providing a second commodity with markets and prices unrelated to uranium.

  Country risk – The mineral properties are located in the United States which has a strong legal and regulatory system and little risk of government expropriation.

In addition to the mines acquired from Denison, the Company has two fully-permitted mines in its pre-existing mineral property portfolio. The Whirlwind Mine is located in the Northern Uravan Mineral Belt approximately 4 miles southwest of Gateway, Colorado. The Energy Queen Mine is located in the La Sal Mineral Belt near the town of La Sal, Utah.

In July 2007, Energy Fuels acquired an 880 acre site approximately 12 miles west of Naturita, Colorado in the Paradox Valley of western Montrose County, Colorado, on which to build the Piñon Ridge Uranium and Vanadium Mill (“Piñon Ridge Mill”). The Piñon Ridge Mill site is large enough to accommodate a mill that processes 500 tons of ore per day for at least 40 years. The ore will be supplied from a regional resource base (in Colorado, Utah, Arizona, and New Mexico) estimated by the United States Energy Information Administration (“EIA”) in 2008 to contain up to 86 million tons of ore at an average grade of 0.142% (242 million lbs. of U3O8 at a price of $50.00/lb) . While the Piñon Ridge Mill is designed to process 500 tpd of ore, it could be expanded to a 1,000 tpd production rate if market conditions warrant. Expansion to 1,000 tpd would require application for permit modifications and be subject to the regulatory processes associated therewith.

On January 5, 2011, Energy Fuels was granted conditional approval by CDPHE for the Pinõn Ridge License for the 500 ton per day Piñon Ridge Mill facility. On March 7, 2011, the Company was issued a Final Radioactive Materials License. As mentioned above, the license of the Piñon Ridge Mill was recently set aside by the Denver District Court, pending the outcome of a hearing. The hearing is scheduled for November 2012, and a new licensing decision by CDPHE is expected by April 3013.

MD&A – QUARTER ENDED JUNE 30, 2012

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OVERVIEW AND DESCRIPTION OF BUSINESS (continued)

Colorado Plateau (continued)

The 2000 tpd White Mesa Mill located near Blanding, Utah acquired from Denison as part of the US Mining Division is also located on the Colorado Plateau near the Company’s mines, and is the only operating uranium mill in the United States.

Wyoming

In February 2012, the Company expanded its regional focus to Wyoming with the acquisition of Titan and its Sheep Mountain Project located 8 miles south of Jeffrey City, Wyoming. The Company intends to continue Titan’s permitting plan. The Sheep Mountain Project includes redevelopment of the existing underground Sheep Mountain uranium mine, as well as development of an open pit mine and operation of a proposed uranium heap leach and processing facility, which will be capable of producing up to 1.5 million pounds of U3O8 per year.

A Plan of Operation (“PO”) was submitted and has been accepted as complete by the U.S. Bureau of Land Management (“BLM”), and preparation of an Environmental Impact Statement (“EIS”) is underway with completion anticipated for late-2013. The Company plans to submit a revision of its existing Mine Permit 381C to the Wyoming Department of Environmental Quality (“WDEQ”) in late-2012, which is currently under review by WDEQ. The permit revision will address improvements to the mine plan, including the proposed uranium recovery facility.

Development of an application to the NRC for a combined Source Material and By-product Material License to construct and operate the uranium recovery facility is at an advanced stage of development. This license will allow the Company to process the uranium ore and produce yellowcake at the Sheep Mountain Project site. The Company plans to submit the license application in 2013. The subsequent review and approval process for this license by NRC is anticipated to take approximately 24 months.

Growth & Financing

The Company’s property acquisition and exploration activities have been oriented in the short-term to expanding the current resource base in the Colorado Plateau, Wyoming and across the Western United States. The successful close of the Denison Transaction has been a big step in meeting these objectives and has achieved the Company’s goal of near-term production.

In the long-term, the Company will continue to pursue opportunities to consolidate and grow its resource position within the Colorado Plateau, Wyoming and the western United States as they become available and as capital permits. In this regards, the Company intends to continue to explore the Arizona Strip in northern Arizona for high grade ore deposits in geologic structures known as breccia pipes. However, in January 2012 the United States Department of Interior (“DOI”) withdrew over 1 million acres on the Arizona Strip from new mineral development for the next 20 years. Though the DOI’s action affects some potentially high-value targets identified by the Company, it does not affect other targets of the Company located on state lands and on federal lands west and south of the withdrawal area or the recently acquired Denison Arizona Strip mines and mineral properties.

MD&A – QUARTER ENDED JUNE 30, 2012

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OVERVIEW AND DESCRIPTION OF BUSINESS (continued)

Growth & Financing (continued)

Management will continue to pursue and evaluate strategic options, including partnerships, joint ventures and acquisition opportunities that enhance shareholder value and which fit within the Company’s mineral resource development strategy. In the past, funding for exploration and development operations has been obtained through equity offerings. Future operations (and the ability to meet mineral property option commitments) are dependent upon the Company’s continuing ability to finance expenditures and achieve profitable operations. The Company continues to evaluate other funding sources such as debt, joint ventures, non-core asset divestitures, strategic partnerships and project financing to finance its growth.

ACQUISITION OF THE US MINING DIVISION OF DENISON MINES CORP.

On May 23, 2012, the Company and Denison entered into an Arrangement Agreement (“Arrangement”) for the acquisition by EFI (the “Acquisition”) of (i) all of the issued and outstanding shares of DMHC held by Denison, (ii) all of the issued and outstanding shares of White Canyon, and (iii) all indebtedness of DMHC, White Canyon and their direct and indirect subsidiaries (collectively, the (“Denison US Group”) owing to Denison and any affiliates of Denison (other than members of the Denison US Group).

The shareholders of EFI and the shareholders of Denison approved the Arrangement at their respective Special Meetings held on June 25, 2012. The Arrangement was approved by the Toronto Stock Exchange on June 7, 2012 and was approved by the Ontario Superior Court of Justice on June 27, 2012. The acquisition was completed on June 29, 2012.

DMHC and White Canyon hold mineral properties located in Colorado, Utah, and Arizona, including four (4) currently producing mines. In addition, DMHC owns and operates the White Mesa Mill, located near Blanding, Utah. This 2,000 ton per day facility is the only operating conventional uranium mill in the US.

EFI believes that the acquisition of the US Mining Division will provide a number of substantial benefits for the shareholders of the Company, including the following:

Creation of the largest pure-play conventional uranium producer and one of the largest holders of National Instrument 43-101 (“NI 43-101”) compliant U.S. based uranium resources;
2012 production forecasts totalling greater than 25% of total U.S. estimated production.
Measured and Indicated Resources of 49.8 million lbs. of U3O8, plus Inferred Resources of 17.9 million lbs. of U3O8.
U.S. focus provides compelling fundamentals: domestic consumption of 55 million lbs. U 3O8 per year vs. domestic production of only 4 million lbs. of U3O8 per year;
Clear operational synergies and capital efficiencies to increase production;

Combination of mining and development assets which will accelerate the rate of development of EFI mines, provide higher throughput of mill feed, and extend the number of years of production at the White Mesa Mill;

Substantial vanadium by- product from the White Mesa Mill and Colorado Plateau Properties, where historic vanadium to uranium ratios have averaged approximately 5:1;
Combined management expertise with combined uranium mining and processing experience;
EFI’s Sheep Mountain Project is an advanced- stage development asset which provides flexibility to bring an additional 1.5 million lbs. per year of U.S.-produced U3O8 online; and
Creation of a strategic platform for continued uranium consolidation within the U.S.

The U.S. Mining Division

All of Denison's U.S. assets acquired by the Company are held directly or indirectly through the Company’s wholly-owned subsidiary DMHC. DMHC holds its uranium mining and milling assets through subsidiaries, as follows:

a)	the White Mesa Mill, a 2,000-ton per day uranium and vanadium processing plant near Blanding, Utah through EFR White Mesa LLC;

MD&A – QUARTER ENDED JUNE 30, 2012

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ACQUISITION OF THE US MINING DIVISION OF DENISON MINES CORP (continued)

The U.S. Mining Division (continued)

b)	the Colorado Plateau mines, straddling the Colorado and Utah border, through EFR Colorado Plateau LLC;
c)	the Daneros uranium mine in the White Canyon district of southeastern Utah, and other exploration properties through EFR White Canyon Corp. ;
d)	the Arizona Strip properties through EFR Arizona Strip LLC;
e)	the Henry Mountains uranium complex in southern Utah and other exploration properties through EFR Henry Mountains LLC;
f)	miscellaneous properties through EFR Properties LLC; and
g)	All of the U.S. properties are operated by Energy Fuels Resources (USA) Inc., a wholly-owned subsidiary of Energy Fuels Holdings Corp.

The White Mesa Mill in Utah is the only conventional uranium mill currently operating in the U.S. It is fully licensed and permitted to process 2,000 tons per day, producing up to 8 million lbs. of uranium per year. A vanadium co-product recovery circuit allows for the processing of vanadium ore within the Colorado Plateau mines, and its central location allows for hauling of uranium ore from Arizona, Utah, Colorado, and New Mexico.

The Arizona Strip has higher grade resources from breccia pipes. The Arizona 1 mine is currently producing. A second mine (Pinenut) is expected to open later in 2012. Shaft sinking is expected to begin at the Canyon mine in the fourth quarter 2012, and the EZ1 & EZ2 properties are progressing through permitting.

The Daneros, Beaver and Pandora mines, located in southeastern Utah are also currently producing.

The Henry Mountains Complex in Utah consists of the Bullfrog and Tony M deposits and represents the largest resource (12.8 million lbs. Indicated Resources, 8.1 million lbs. Inferred Resources) in the US Mining Division acquired by the Company. Currently the complex is on care and maintenance. It was fully permitted in September 2007 and has excellent infrastructure, access, and is production ready. Haulage to the White Mesa Mill is along County and State highways.

The technical information in this document regarding the Henry Mountains Complex was prepared in accordance with the Canadian regulatory requirements set out in NI 43-101 and is extracted from the technical reports prepared for Denison titled "Technical Report on the Tony M-Southwest Deposit, Henry Mountains Complex, Utah, USA" dated March 19, 2009, and "Technical Report on the Henry Mountains Complex Uranium Project, Utah, U.S.A." dated June 27, 2012, which are filed on Denison's SEDAR profile and are available for viewing at www.sedar.com.

WYOMING SHEEP MOUNTAIN PROJECT

Overview and History

The Sheep Mountain Project was acquired on February 29, 2012, as a result of the merger transaction between EFI and Titan. Titan acquired the Sheep Mountain property in two transactions in 2009. A 50% working interest was acquired from Uranium Power Corp. (“UPC”) on July 31, 2009. The remaining 50% was owned by Uranium One which was UPC’s joint venture partner for the property. On October 1, 2009, Titan acquired Uranium One’s 50% working interest in the property, giving Titan 100% interest.

The Sheep Mountain Project is located 8 miles south of Jeffrey City, Wyoming within the Wyoming Basin physiographic province at the northern edge of the Great Divide Basin in central Wyoming. The mineral properties are comprised of 179 unpatented mining claims on land administered by the BLM, approximately 640 acres of State of Wyoming leases and approximately 630 acres of private lease lands. The combination of land holdings comprises approximately 4,475 acres and gives Titan mineral rights to resources as defined in the Congo Pit and the Sheep Underground mine areas.

MD&A – QUARTER ENDED JUNE 30, 2012

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WYOMING SHEEP MOUNTAIN PROJECT (continued)

Overview and History (continued)

The Sheep Mountain mine was operated as an underground and open pit mine at various times in the 1970’s and 1980’s. 5,063,813 tons of ore was mined and milled, yielding 17,385,116 pounds of uranium at an average grade of 0.17% eU3O8. Mining was suspended in 1988 and the mine has been in care and maintenance since that time.

Feasibility and Resource Studies

On March 1, 2012, EFI announced the results of the 2012 Prefeasibility Study (“2012 PFS”) for the Sheep Mountain Project which increased the Probable Mineral Reserve to 18.4million lbs. U3O8 (7.5 million tons at an average grade of 0.123% eU3O8). Total Indicated Resource is 12.9 million tons containing 30.3 million lbs. U3O8 at an average grade of 0.117% eU3O8. Under the 2012 PFS, the Base Plan design provides for concurrent development of both the underground and open pit deposits. The Base Plan generates a pre-tax IRR of 42%, with a NPV of $201 million at a 7% discount rate, and a NPV of $146 million at a 10% discount rate. Initial CAPEX is $109 million.

EFI is considering a Modified Plan which would require a much reduced initial capital investment of $61 million. The Modified Plan initially develops the open pit only, and delays producing the underground deposit until the 5th year of operations. The Modified Plan would generate a pre-tax IRR of 35%, with NPV’s of $174 million at a 7% discount rate and $118 million at a 10% discount rate.

Highlights of the 2012 PFS Base Plan include:

  2012 PFS estimates are based on estimated capital and operating costs for a uranium mine, utilizing both conventional open pit and underground mining methods and heap leach recovery, with a maximum annual capacity of 1.5 million lbs. U3O8;
  The financial model is based on a long term uranium price of $65.00/lb. based on historical average prices over the last three years, and supported by published reports of securities analysts;
  Updated Probable Mineral Reserve of 7,453,000 tons at an average grade of 0.123% eU3O8, containing 18,365,000 lbs. U3O8, compared to the originally reported (April 12, 2010) 6,393,000 tons at an average grade of 0.111% eU3O8, containing 14,186,000 lbs. U3O8; an increase of 29.6% in Probable Mineral Reserve over the 2010 PFS;
  Initial mine life: 15 years, compared to the originally reported 11 years;
  Open pit stripping ratio: 8.1 bank cubic yards per pound mined;
  Estimated capital cost: $109 million including allowances for contingency and risk, compared to the originally reported $118 million;
  Estimated operating cost: $32.31 per lb. recovered, as compared to the originally reported $28.67 per lb. recovered;
  Estimated pre-tax NPV at a 7% discount rate: $201 million, as compared to the originally reported $101 million; and
  Estimated pre-tax IRR: 42%, as compared to the originally reported 25%.

Estimated pre-tax payback period: 3 years, at a discount rate of 5%, as compared to the originally reported 5 years at the same discount rate.

MD&A – QUARTER ENDED JUNE 30, 2012

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WYOMING SHEEP MOUNTAIN PROJECT (continued)

Feasibility and Resource Studies (continued)

Pre-tax NPV and IRR sensitivities are as follows:

Base Plan - Open Pit and Underground
Selling Price (USD/pound) --	$60.00	$65.00	$70.00
Pre-tax NPV @ 5% discount rate --	$202 MM	$249 MM	$296 MM
Pre-tax NPV @ 7% discount rate --	$161 MM	$201 MM	$240 MM
Pre-tax NPV @ 10% discount rate --	$115 MM	$146 MM	$176 MM
Pre-Tax IRR --	36%	42%	48%

In summary, the primary changes in the 2012 PFS that improve economics are:

  Use of a $65/lb. selling price rather than the $60/lb. price used originally;
  Open pit pounds nearly doubled, based on the increased Probable Mineral Reserve;
  Mine life was extended by 4 years with the expanded Probable Mineral Reserve; and
  Average grade for the project increased by 11%, from 0.111% eU3O8 to 0.123% eU3O8.

The 2012 PFS was prepared by a group of consultants led by BRS Inc., an independent engineering consulting firm based in Riverton, Wyoming, in collaboration with Western States Mining Consultants and Lyntek Inc. This group also prepared the 2010 PFS. The 2012 PFS was filed on SEDAR on April 13, 2012.

Permitting

In June 2010, Titan commenced baseline environmental studies to support an application to the NRC for a Source Material and By-product Material License. Work was also initiated on a revision to the existing WDEQ Mine Permit as well as a PO for the BLM. Baseline studies include wildlife and vegetation surveys, air quality and meteorological monitoring, ground and surface water monitoring, radiological monitoring, and cultural resource surveys.

Submission of the PO to the BLM was made in June 2011. The PO has been accepted as complete by BLM, and preparation of an Environmental Impact Statement is underway, with completion anticipated for early to mid-2013.

In October 2011, Titan submitted a draft revision to its existing Mine Permit 381C to WDEQ. WDEQ then provided Titan with review comments as part of its “courtesy review”. The permit revision, which will be resubmitted in late-2012, will include expansion of surface and underground mining operations, as well as the addition of the uranium recovery facility.

Development of an application to the NRC for a combined Source Material and By-product Material License to construct and operate the uranium recovery facility is at an advanced stage of development. This license will allow Titan to process the uranium ore and produce yellowcake at the Sheep Mountain Project site. The draft application to NRC for a Source Material license was reviewed in detail by the NRC in October 2011. The NRC audit report identified areas where additional information is to be provided. Titan anticipates the final application will be submitted in 2013. The review and approval process for this license by the NRC is anticipated to take approximately 24 months.

Further details on Titan’s Sheep Mountain Project may be obtained in technical reports filed under Titan’s profile on www.sedar.com, and on the Company’s web site www.energyfuels.com.

MD&A – QUARTER ENDED JUNE 30, 2012

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WYOMING SHEEP MOUNTAIN PROJECT (continued)

Permitting (continued)

After the close of the acquisition of Titan on February 29, 2012, the Company continued Titan’s environmental and permitting activities. For the quarter ended June 30, 2012, $244,000 in expenditures were incurred at the Sheep Mountain Project, comprised of consulting costs for finalization of the 2012 PFS and for environmental and permitting projects.

COLORADO PLATEAU – PIÑON RIDGE MILL PROJECT

On January 5, 2011, Energy Fuels was granted conditional approval by the CDPHE for the Pinõn Ridge License for the 500 ton per day Piñon Ridge Mill facility to be constructed twelve (12) miles west of Naturita, Colorado in western Montrose County. On March 7, 2011, the CDPHE issued the Company a final license. The approval of the Pinõn Ridge License by CDPHE was a highly significant milestone for Energy Fuels to achieve, allowing the Company to build and operate the Piñon Ridge Mill, the first conventional uranium mill to be constructed in the U.S. in over 30 years. The only remaining primary permit for the Mill is an air quality permit from the Colorado Air Pollution Control Division (“CAPCD”).

On February 4, 2011 a non-government organization based in Telluride, Colorado called Sheep Mountain Alliance (“SMA”) filed an appeal of the Pinõn Ridge License decision in state court. On March 30, 2011, SMA amended their complaint based on the final license issued on March 7, 2011. On November 7, 2011, the Towns of Telluride and Ophir (“Towns”) intervened in the case as additional plaintiffs challenging the Pinõn Ridge License decision.

On June 13, 2012, Denver District Court Judge John N. McMullen ruled in favor of the CDPHE and the Company on the ten substantive environmental, health and safety claims in the case challenging CDPHE’s issuance of a radioactive materials license for the Piñon Ridge Mill. The Judge ruled partially in favor of the Plaintiffs, SMA and the Towns, on one procedural claim, ordering a time-limited administrative hearing on the issuance of the Pinõn Ridge License. The Pinõn Ridge License has been set aside, pending the outcome of the hearing. The hearing must be convened within 75 days of July 5, 2012 and a new licensing decision must be issued by CDPHE within 270 days of July 5, 2012.

During the quarter ended June 30, 2012, the Company expended $95,000 for activities related to the Piñon Ridge Mill licensing process. Since acquisition of the mill property and inception of the mill permitting process in July 2007, the Company has spent $13.3 million on the licensing process through June 30, 2012. These expenditures have been capitalized on the statement of financial position and are comprised of $1.3 million for property acquisition costs and $12.0 million for costs related to developing the data required for the Pinõn Ridge License, including site and environmental baseline characterization data, facility design and construction engineering plans, and costs for obtaining other key permits such as the Special Use Permit from Montrose County and the air quality permits from the CAPCD.

MD&A – QUARTER ENDED JUNE 30, 2012

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COLORADO PLATEAU – MINE DEVELOPMENT AND MINERAL PROPERTIES

Mine Development

Whirlwind Mine

The Whirlwind Mine is a fully-permitted mine that consists of 216 leased unpatented lode claims and a Utah State lease (approx. 4,700 acres) in Mesa County, Colorado and Grand County, Utah. The mine’s portal is located approximately four (4) miles southwest of Gateway, Colorado and within trucking distance of the White Mesa Mill. The NI 43-101 indicated mineral resource at the Whirlwind Mine is 187,849 tons containing 1,095,422 lbs. U3O8 (0.30%) and 3,598,438 lbs. V2O5 (0.97%) and the NI 43-101 inferred mineral resource is 437,100 tons containing 2,000,000 lbs. U3O8 (0.23%) and 6,472,000 lbs. V2O5 (0.72%) .

During the quarter ended June 30, 2012, the Company continued to perform environmental and permit compliance activities, safety inspections, and equipment and facilities maintenance. The Company incurred $48,000 in expenditures at the Whirlwind Mine, which was comprised of development/standby and permit compliance costs.

The Whirlwind Mine is currently in a position to “turn-on” and can begin production within approximately 60 - 90 days of a decision to proceed. Such a decision will be based on the prevailing market conditions for uranium and vanadium. In addition, the requisite capital must be available to the Company before it can move the Whirlwind Mine into production.

Further details on the Whirlwind Mine may be obtained in technical reports filed on www.sedar.com or on the Company’s web site www.energyfuels.com.

Energy Queen Mine

The Energy Queen Mine is a fully-permitted mine located near the west end of the La Sal Mineral Belt, approximately three (3) miles west of the town of La Sal, Utah and adjacent to the producing Beaver and Pandora mines acquired from Denison. The Energy Queen mine is within trucking distance of the White Mesa Mill. It consists of 702 acres of leased land. The mine facilities include a steel head-frame, a 785-foot deep shaft, hoist, and other infrastructure constructed by prior owners. Bids for refurbishing the in-place facilities and cost estimates for materials and supplies have been obtained and developed for rehabilitating the Energy Queen Mine. The NI 43-101 measured mineral resource at the Energy Queen Mine is 136,870 tons containing 789,960 lbs. U3O8 (0.29%) and 3,446,690 lbs. V2O5 (1.26%), the indicated mineral resource is 86,820 tons containing 605,925 lbs. U3O8 (0.35%) and 2,582,950 lbs. V2O5 (1.49%) and the NI 43-101 inferred mineral resource is 67,780 tons containing 366,250 lbs. U3O8 (0.27%) and 1,804,460 lbs. V2O5 (1.33%) .

During the quarter ended June 30, 2012, the Company continued to perform all environmental and permitting compliance activities, safety inspections, equipment and facilities maintenance, and security at the mine site. The Company expended $101,000 at the Energy Queen Mine, which was comprised of development/standby and permit compliance costs.

Further details on the Energy Queen Mine may be obtained in technical reports filed on www.sedar.com or on the Company’s web site www.energyfuels.com.

Sage Plain Project

In FY 2011 the Company, along with its Colorado Plateau Partners LLC (“CPP”) joint venture partner, Lynx-Royal (a subsidiary of Aldershot Resources Ltd., ALZ: TSX-V), acquired several close-spaced and contiguous properties in an area of south-eastern Utah and south-western Colorado known as the Sage Plain District. These properties are located in the southern extension of the Uravan Mineral Belt containing historic resources of sandstone-hosted uranium-vanadium deposits characterized by high vanadium to uranium ratios. The Sage Plain Project contains two historic producing mines, the Calliham Mine and the Sage Mine. The Company has now assembled sufficient contiguous historical resource acreage to begin permitting and developing these two mines. The Company anticipates submitting the permit applications and mine operating plans to Utah’s Division of Oil, Gas, and Mining by late-2012.

MD&A – QUARTER ENDED JUNE 30, 2012

ENERGY FUELS INC.	12

COLORADO PLATEAU – MINE DEVELOPMENT AND MINERAL PROPERTIES (continued)

Mine Development (continued)

Sage Plain Project (continued)

The Sage Plain Project is comprised of 5,635 acres, including approximately 1,680 acres of fee land (Calliham Lease acquired January 2011, Crain Lease acquired May 2011, and Skidmore Property acquired October 2011), about 2,013 acres of Utah State Lease land, and approximately 1,942 acres of unpatented mining claims on BLM land. All of these properties, with the exception of the Skidmore Property, are owned by CPP. The Skidmore Property is 100% owned by the Company. In addition, during the quarter the Company acquired the portal of the Calliham Mine. This property is approximately 80-acres in size and includes the access from the public road to the mine.

In accordance with the terms of the CPP joint venture agreement, in October 2011 the Company proposed to assign the Skidmore Property to CPP. On November 23, 2011, Lynx-Royal declined the offer to participate. As a result, the development and production expenditures related to the Skidmore Property will be funded 100% by Energy Fuels, while the development and production expenditures related to the Calliham, Crain and Sage Leases will be borne by CPP. As the contractual operator of any mines developed by CPP, Energy Fuels will have the authority to direct all production from the Sage Plain Project as feed for the Piñon Ridge or White Mesa Mill. The Sage Plain Project is within trucking distance of the White Mesa Mill.

In total, the Sage Plain Project contains 642,971 tons of Measured and Indicated Mineral Resource with an in-place grade of 0.22% eU3O8 and 1.39% V2O5 (2,833,795 lbs. U3O8 and 17,829,289 lbs. V2O5). Additionally, Inferred Mineral Resources are estimated at 49,136 tons with an in-place grade of 0.184% eU3O8 and 1.89% V2O5 (181,275 lbs. U3O8 and 1,854,034 lbs. V2O5).

Energy Fuels’ share of the combined Project Measured and Indicated Mineral Resources is 439,093 tons containing 1,975,704 lbs. U3O8 (0.225% eU3O8) and 12,224,227 lbs. V2O5 (1.39% V2O5). Energy Fuels’ portion of Inferred Mineral Resources is 24,568 tons containing 90,638 lbs. U3O8(0.184% eU3O8) and 927,017 lbs. V2O5 (1.89% V2O5).

CPP began permitting activities for the Sage Plain Project during the first quarter of 2012. During the quarter ended June 30, 2012, the Partnership expended $127,000 for permitting and development work on the Sage Plain Project.

Further details on the Sage Plain Project may be obtained in technical reports filed on www.sedar.com or on the Company’s web site www.energyfuels.com.

MD&A – QUARTER ENDED JUNE 30, 2012

ENERGY FUELS INC.	13

COLORADO PLATEAU – MINE DEVELOPMENT AND MINERAL PROPERTIES (continued) Mineral Properties The Company holds mineral properties in the Western U.S. and in Saskatchewan as follows:

		APPROX.
MINERAL PROPERTIES	CLAIMS	ACRES
COLORADO PLATEAU (1)	3,219	79,497
WYOMING	955	25,557
ARIZONA STRIP (2)	285	6,026
OTHER U.S.	18	360
CANADA (3)	23	33,504
TOTAL -- MINERAL PROPERTIES	4,500	144,944

(1)	Includes Whirlwind Mine, Energy Queen Mine, Sage Plain, and EFHC properties discussed above.
(2)	Includes the EFHC Arizona Strip properties.
(3)	Excludes Titan’s Canadian mineral properties which Titan sold to Mega Uranium on February 23, 2012 as discussed above.

The Colorado Plateau

As noted, the Company’s strategic plan has been to become a fully-integrated U.S. uranium and vanadium producer, primarily from properties located in the western U.S. The successful close of the Denison Transaction has been a big step in meeting these objectives, and has achieved the Company’s goal of near-term production. Mineral properties in Colorado are located primarily within the Uravan Mineral Belt. The Company’s Utah mineral properties are located in the Uravan Mineral Belt, the La Sal – Energy Queen District, the Moab District, the San Rafael District, the Henry Mountains District and the White Canyon District, with the White Mesa Mill located near Blanding, Utah. In the state of Arizona, the Company has acquired the Arizona 1 producing mine, the fully permitted Pinenut and Canyon mines and the EZ1/EZ2 and other properties in the permitting stage. Exploration activities on the Arizona Strip are conducted by the Arizona Strip Partners LLC (“ASP”), a joint venture formed in June 2008 with Royal USA Inc. (“Royal”), a subsidiary of Aldershot Resources Ltd. of Vancouver, British Columbia (ALZ:TSX-V). ASP’s mineral properties are comprised of claims located solely in northern Arizona.

During the quarter ended June 30, 2012, the Company’s investment in its Colorado Plateau mineral properties, excluding the properties acquired from Denison, totalled $60,000, of which $48,000 was related to the Whirlwind Mine activities discussed above.

Net investment in the Utah properties, excluding the properties acquired from Denison, totalled $112,000, of which $101,000 related to the Energy Queen Mine activities. $127,000 was spent by the Colorado Plateau JV on the Sage Plain Project. Total net investment in the Colorado Plateau properties, excluding the properties acquired from Denison, was $172,000 and $127,000 by the CPP. Net investment includes property holding costs, advance royalties, mine development costs, and exploration and evaluation expenses, less property write-downs for abandoned claims.

Under the U.S. Department of Energy’s (“DOE”) Uranium Leasing Program (“ULP”), the Company leases seven (7) tracts and CPP leases one (1) tract, each of which contain highly prospective uranium and vanadium resources. On October 18, 2011, a federal judge ordered that the DOE conduct an Environmental Impact Statement of the program. The Environmental Impact Statement actually began in June 2011 and is anticipated to take approximately two (2) years. During those two years, no exploration, reclamation, or mine development may occur on the ULP properties. Neither Energy Fuels nor CPP has immediate plans to

MD&A – QUARTER ENDED JUNE 30, 2012

ENERGY FUELS INC.	14

COLORADO PLATEAU – MINE DEVELOPMENT AND MINERAL PROPERTIES (continued)

Mineral Properties (continued)

The Colorado Plateau (continued)

develop mines on these lease tracts, so the Court’s decision is not anticipated to have a material effect on the Company.

Arizona Strip Exploration

In June 2012, the partners of ASP approved the FY 2013 (July 2012 – June 2013) budget with expenditures totalling $100,000. The funding for the FY 2013 budget will be provided by Royal for earn-in credit.

Cash expenditures for the ASP during the Company’s quarter ended June 30, 2012 were $17,000. These expenditures were funded by Royal for their earn-in credit as required by the joint venture agreement. At June 30, 2012, Royal had funded $1,720,000 of their $1,900,000 earn-in obligation.

On January 9, 2012, U.S. Interior Secretary Ken Salazar signed the Record of Decision prohibiting hard rock mining, including uranium mining, on 1,006,545 acres of land on the Arizona Strip for the next 20 years, including land in Mohave and Coconino Counties, Arizona. The withdrawal does not impact approved uranium mines and valid existing rights, such as the Company’s newly acquired Arizona 1, Pinenut and Canyon mines, which are all located within the withdrawal area, and which continue to be permitted for mining. The BLM anticipates that up to eleven (11) existing and proposed uranium mines and breccia pipes within the withdrawal area may still be developed. In addition, the withdrawal does not affect lands managed by the state of Arizona or private lands. The withdrawal affects approximately two-thirds of the claims held by ASP, including certain potentially high-value targets identified through a VTEM survey, satellite imagery, and detailed geologic mapping. The withdrawal does not impact other material properties and high-value targets of ASP on state lands or mining claims outside the withdrawal area to the south and west.

MD&A – QUARTER ENDED JUNE 30, 2012

ENERGY FUELS INC.	15

SUMMARY OF QUARTERLY RESULTS

Results for the eight most recent quarters ending with the quarter ended June 30, 2012 are below. For prior quarters ending after October 1, 2010, the quarterly results have been restated to reflect accounting policies consistent with IFRS. Quarterly results for quarters ended before October 1, 2010 have been prepared in accordance with Canadian GAAP.

	June 30	Mar 31	Dec 31	Sept 30
	2012	2012	2011	2011
$000, except per share data	$	$	$	$
Net Income (loss)	35,882	(2,414)	(590)	(259)
Basic & diluted net income (loss) per share	0.16	(0.02)	(0.00)	(0.00)

	June 30	Mar 31	Dec 31	Sept 30
	2011	2011	2010	2010
$000, except per share data	$	$	$	$
Net Income (loss)	(2,338)	(301)	(705)	(1,685)
Basic & diluted net income (loss) per share	(0.02)	(0.00)	(0.01)	(0.02)

RESULTS OF OPERATIONS

Three Months Ended June 30, 2012 Compared with the Three Months Ended June 30, 2011

For the quarter ended June 30, 2012 (the “Current Quarter”), the Company recorded net income (before comprehensive loss) of $35,882,000, an increase of $38,265,000 compared to the $2,383,000 loss recorded in the prior year quarter ended June 30, 2011 (the “Prior Quarter”). This change from the Prior Quarter was primarily due to:

  Gain on purchase (non-cash item) for the Current Quarter was $51.3 million as a result of the preliminary purchase price allocation to record the transaction to acquire the Denison US Mining division. This one-time non-cash adjustment resulted when the value of EFI’s common shares decreased from C$0.30 per share on April 16, 2012, the date the binding Letter Agreement was signed, to C$0.19 per share when the transaction closed on June 29, 2012, without a corresponding change in the underlying fair value of the assets and liabilities purchased.
  Impairment of property, plant and equipment (non-cash item) for the Current Quarter was $12.0 million (see discussion below).
  Foreign exchange gain for the Current Quarter was $20,000, compared to a foreign exchange loss of $595,000 in the Prior Quarter. The change from the Prior Quarter of $615,000 was due primarily to a 4.3% increase in USD FX rates over CAD FX rates in the Current Quarter when compared to the Prior Quarter.
  Transaction costs were incurred for the purchase of Denison’s US Mining Division in the Current Quarter in the amount of $2,341,000, whereas there were no transaction costs in the Prior Quarter.
  Stock-based compensation (non-cash item) for the Current Quarter was $0, compared to $772,000 in the Prior Quarter. In 2011 stock options were granted in April (fiscal 3rd quarter) whereas in 2012, stock options were granted in March (fiscal 2nd quarter).
  Professional fees for the Current Quarter were $381,000, compared to $126,000 in the Prior Quarter. This increase of $255,000 resulted from increases in the audit and tax expenses due primarily to quarterly review procedures and transactional costs related to acquisitions and financings.

MD&A – QUARTER ENDED JUNE 30, 2012

ENERGY FUELS INC.	16

RESULTS OF OPERATIONS (continued)

Three Months Ended June 30, 2012 Compared with the Three Months Ended June 30, 2011 (continued)

  Salaries and other benefits for the Current Quarter was $325,000, compared to $532,000 in the Prior Quarter. This decrease of $207,000 was due to discretionary bonuses paid in April 2011 (fiscal 3rd quarter) whereas in 2012, bonuses were granted in March (fiscal 2nd quarter).

Nine Months Ended June 30, 2012 Compared with the Nine Months Ended June 30, 2011

For the nine months ended June 30, 2012 (the “Current YTD Period”), the Company recorded net income (before comprehensive loss) of $32,878,000, an increase of $29,489,000 compared to the net loss of $3,389,000 recorded for the nine months ended June 30, 2011 (the “Prior YTD Period”). This change from the Prior YTD Period was due primarily to:

  Gain on purchase (non-cash item) for the Current YTD Period was $51.3 million as a result of the preliminary purchase price allocation to record the transaction to acquire the Denison US Mining division. This one-time non-cash adjustment resulted when the value of EFI’s common shares decreased from C$0.30 per share on April 16, 2012, the date the binding Letter Agreement was signed, to C$0.19 per share when the transaction closed on June 29, 2012, without a corresponding change in the underlying fair value of the assets and liabilities purchased.
  Impairment of property, plant and equipment (non-cash item) for the Current Quarter was $12.0 million (see discussion below).
  Reversal of impairment (non-cash item) in the amount of $324,000 was recorded in December 2011 whereas there were no impairment gains or losses recorded in the Prior YTD Period.
  Transaction costs were incurred for the purchase of Denison’s US Mining Division in the Current YTD Period in the amount of $2,341,000, whereas there were no transaction costs in the Prior YTD Period.
  Foreign exchange loss for the Current YTD Period was $152,000, compared to a foreign exchange loss of $261,000 in the Prior YTD Period. The change from the Prior YTD Period of $109,000 was due primarily to a 2.3% increase in USD FX rates over CAD FX rates in the Current YTD Period when compared to the Prior Year YTD Period.
  Professional fees for the Current YTD Period totalled $685,000, compared to $324,000 in the Prior Year YTD Period. This increase of $361,000 resulted from increases in the audit and tax expenses due primarily to quarterly review procedures and transactional costs related to acquisitions and financings.
  Shareholder relations for the Current YTD Period totalled $416,000, compared to $265,000 in the Prior YTD Period. This increase of $151,000 was due to increases in IR related travel, increases in share related expenses, increases in the number and pay of IR related consultants.
  Stock-based compensation (non-cash item) for the Current YTD Period totalled $1,249,000, compared to $847,000 during the Prior YTD Period. This increase of $402,000 was due to the issuance of 6,656,000 stock options in the Current YTD Period, whereas 1,880,000 stock options were granted during the Prior YTD Period.

Impairment of Pinõn Ridge Mill

As a result of the acquisition of the US Mining Division which resulted in the Company acquiring the fully operational White Mesa Mill, the Company assessed the recoverable amount of the Pinõn Ridge Mill site for which the Company is incurring costs to obtain the Piñon Ridge License. The Company estimated the recoverable amount of the Pinõn Ridge Mill site based on fair value less cost to sell, considering comparable sales price per acre for nearby land. Based on the assessment, the carrying value of the Pinõn Ridge mill was determined to be $12.0 million higher than its recoverable amount, and an impairment loss was recognized in profit and loss.

MD&A – QUARTER ENDED JUNE 30, 2012

ENERGY FUELS INC.	17

RESULTS OF OPERATIONS (continued)

Impairment of Pinõn Ridge Mill (continued)

While the impairment assessment was required for compliance with International Accounting Standard 36 Impairment of Assets, the Company plans to vigorously pursue perfection of the License, which was set aside pending the outcome of a time-limited administrative hearing on the issuance of the Piñon Ridge License ordered by Denver District Court John N. McMullen on June 13, 2012. The Company continues to believe that the Piñon Ridge License has long-term strategic value and that the Piñon Ridge License provides the Company with optionality for additional production capacity when market conditions cause additional ore sources to come on line.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations from inception primarily through the issuance of equity securities. In conjunction with the acquisition of Denison’s US Mining Division, the Company pursued and closed two financings for purposes of providing working capital to support mine and mill operations and for sustaining capital for the Company’s existing mine operations, mine permitting and development of the Company’s existing properties, repayment of certain indebtedness and for general corporate purposes.

On June 21, 2012, the Company completed a private placement of 35,500,500 non-transferable Subscription Receipts at a price of C$0.23 per Subscription Receipt for gross total proceeds of C$8,165,115. Each Subscription Receipt was exchangeable into one Unit of the Company. Each Unit consisted of one common share and one-half of one Warrant. Each whole Warrant entitles the holder to purchase one additional common share at a price of C$0.265 until June 22, 2015. The net proceeds were placed into an escrow, and released to the Company on June 29, 2012, after the satisfaction of certain conditions related to the acquisition of the US Mining Division. The Company will use the net proceeds for working capital and general corporate purposes related to operations of the US Mining Division.

On June 26, 2012, the Company entered into an agreement with a syndicate of Underwriters whereby the Underwriters agreed to purchase, on a bought deal basis, 22,000 floating-rate convertible unsecured subordinated Debentures at a price per Debenture of C$1,000 for total gross proceeds of C$22.0 million. The Offering closed on July 24, 2012, and the Company received proceeds of C$20.6 million, net of the Underwriters fees and expenses. The Company will use the net proceeds of the Offering for sustaining capital for the Company's existing mine operations, mine permitting and development of the Company's existing properties, repayment of certain indebtedness, and for working capital and general corporate purposes.

Other key terms of the Offering and the Debentures are:

  The Underwriters were granted the option to sell up to an additional 15% of the Offering, exercisable in whole or in part at any time up to 30 days following the closing of the Offering.

  The Debentures mature on June 30, 2017 (the “Maturity Date”) and bear interest payable semi-annually in arrears on June 30 and December 31 of each year, at a fluctuating rate of not less than 8.5% and not more than 13.5%, dependent on the simple average of the Ux Weekly Indicator (Spot Price).

  The Debentures will be convertible at the holder’s option into common shares of the Company at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date fixed for redemption of the Debentures at a conversion price of C$0.30 per Common Share, being a ratio of 3,333.33 common shares per C$1,000 principal amount of Debentures.

  The Debentures will rank subordinate to all present and future senior obligations of the Company and will rank pari-passu to all present and future unsecured indebtedness.

MD&A – QUARTER ENDED JUNE 30, 2012

ENERGY FUELS INC.	18

LIQUIDITY AND CAPITAL RESOURCES (continued)

  The Company may not redeem the Debentures prior to July 24, 2015, except in certain circumstances related to a change of control event.

The Debentures will be accounted for as a financial liability. The Company intends to designate the entire instrument as a liability to be accounted for at fair value through profit or loss. At the time of issuance, the Debentures will be recorded at fair value, being the gross proceeds received. Transaction costs related to the issuance of the Debentures will be recognized immediately as an expense in the consolidated statement of operations. On an ongoing basis, the Company will measure the Debentures on each reporting date at fair value. Assuming that there is a liquid market for the Debentures, fair value will be determined based on market price. Gains or losses resulting from a change in the fair value of the Debentures will be recognized in the consolidated statement of operations. The periodic interest expense related to the Debentures will be included in finance costs in the consolidated statement of operations, which will impact earnings. A portion of the interest costs will be capitalized in accordance with IAS 23 Borrowing Costs should the Company have any qualifying assets. The Debentures will be re-measured at each reporting date with changes recognized in the consolidated statement of operations, which will impact earnings. In addition, expensing of transaction costs incurred in respect of the Offering will impact earnings in the current reporting period.

Cash and Financial Condition

As at June 30, 2012, the Company had cash resources, consisting of cash, deposits and short-term investments of $8,527,000, an increase of $6,392,000 compared to the March 31, 2012 balance of $2,135,000.

The Company’s working capital as at June 30, 2012 was $38,995,000 compared to working capital of $1,212,000 on March 31, 2012. The increase in working capital of $37,783,000 was due primarily to $30,422,000 of working capital obtained as a result of the acquisition of the Denison US Mining Division and $7,137,000 in net proceeds received on June 29, 2012 from the private placement. Working capital for the Denison US Mining Division was primarily comprised of $42,310,000 of inventories offset by $11,837,000 of accounts payable and accrued liabilities.

During the three month period ended June 30, 2012, the Company increased total cash resources by $6,560,000, resulting primarily from the receipt of net proceeds of $7,137,000 from the private placement less $990,000 used for operating activities, plus $414,000 provided by investing activities.

During the nine months ended June 30, 2012, the Company increased total cash resources by $1,414,000, resulting primarily from the receipt of net proceeds of $7,137,000 from the private placement, less $4,355,000 spent to fund operating activities, less $1,239,000 spent in investing activities related to the Piñon Ridge License and mineral property acquisitions and less $132,000 used in financing activities for the repayment of debt.

Operating Activities

Operating activities used $990,000 of net cash resources during the Current Quarter. The net cash used was comprised of cash from working capital sources in the amount of $1,216,000, less net cash resources used for operating activities of $2,206,000.

During the Prior YTD Period, the Company used cash resources of $4,355,000 to fund its operating activities, comprised of cash resources used for operating activities of $4,297,000, plus cash used by working capital sources in the amount of $58,000.

MD&A – QUARTER ENDED JUNE 30, 2012

ENERGY FUELS INC.	19

LIQUIDITY AND CAPITAL RESOURCES (continued)

Investing Activities

During the Current Quarter, investing activities provided $414,000 of cash resources, compared to cash resources used of $1,426,000 for the Prior Quarter, an increase of $1,840,000. The increase in cash provided by investing activities was due to reduced cash outlays for capital assets, Piñon Ridge License activities, mineral property exploration and evaluation expenses, and regulatory cash bonding requirements in the Prior Quarter and cash obtained from the Denison acquisition in the Current Quarter.

During the Current YTD Period, the Company used $1,239,000 of its cash resources to fund investing activities, compared to $3,849,000 in Prior YTD Period, a decrease of $2,610,000. This decrease in cash used was due to reduced cash outlays for capital assets, Piñon Ridge License activities, mineral property exploration and evaluation expenses, and regulatory cash bonding requirements plus cash obtained in the current year from the Denison acquisition and cash proceeds received from the sale of Wyoming mineral properties.

Financing Activities

During the Current Quarter, financing activities from the private placement provided $7,135,000 compared to the Prior Quarter where the Company used $4,000 for debt repayments.

During the Current YTD Period, the Company provided $7,008,000 of cash resources which was generated from the private placement less $132,000 for the repayment of debt, compared to net cash received of $11,038,000 from its public offering and the exercise of stock options during the Prior YTD Period.

Going Concern

These condensed consolidated financial statements have been prepared using accounting polices applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business. Accordingly, the condensed consolidated financial statements do not include any adjustments to the recoverability and reclassification of recorded assets, or the amounts or classification of liabilities, that might be necessary should the Company be unable to continue as a going concern.

As discussed above, the Company acquired mineral properties and the mining and milling operating assets and liabilities of the US Mining Division on June 29, 2012. The Company is now in the process of transition activities including preparation of detailed operating and capital budgets for fiscal year 2013. However, for purposes of financing immediate working capital requirements, sustaining capital expenditures for current mine and mill operations and longer term capital development projects, the Company completed the following financings, also discussed above:

a.

On June 21, 2012, the Company completed an equity private placement for gross total proceeds of C$8,165,115. Net proceeds of $7.1 million were placed into escrow and released to the Company on June 29, 2012, after the satisfaction of certain conditions related to the acquisition of the US Mining Division.

b.

On July 24, 2012, the Company issued convertible debentures for gross proceeds of C$22.0 million (Note 17). The Company estimates it will receive net proceeds of C$20.68 million, after deducting estimated underwriter’s fees and expenses.

As typical of an operating company, the Company’s ability to continue as a going concern is dependent upon generating positive internal cash flow from operations and obtaining outside financing to fund its working capital and current and future capital project requirements. The Company believes it has sufficient cash resources to carry out its business plan beyond fiscal year 2013 as a result of the financings discussed above.

MD&A – QUARTER ENDED JUNE 30, 2012

ENERGY FUELS INC.	20

LIQUIDITY AND CAPITAL RESOURCES (continued)

Going Concern (continued)

The Company has begun the process of updating and integrating its acquisition oriented business plan for the US Mining Division with detailed consolidated post-acquisition operating and capital budget plans for FY2013. The Company will finalize this detailed business plan by September 30, 2012. As a result of this timing, the Company will not assess its liquidity for purposes of going concern analysis for these financial statements.

Accordingly, this creates a material uncertainty which may cast significant doubt as to the Company’s ability to continue as a going concern. These condensed consolidated financial statements do not reflect any adjustments that might be necessary should the Company be unable to continue as a going concern. If the going concern basis was not appropriate for these unaudited consolidated financial statements then adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications would be necessary and these adjustments could be material.

Contractual Obligations

The Company’s contractual obligations by fiscal year at June 30, 2012:

	2012	2013 - 2016	Thereafter	Total	Interest
	$	$	$	$	Rates
Operating commitments	1,871,641	4,277,321	369,735	6,518,697	n/a
Pinõn Ridge License bonding (1)	2,898,260	6,798,730	-	9,696,990	n/a
Due to related parties		1,010,118	-	1,010,118	5%
Loans and borrowings	1,013,723	940,187	-	1,953,910	n/a
Mineral property commitments	657,510	7,818,785	22,712,585	31,188,880	n/a
Total	6,441,134	20,845,141	23,082,320	50,368,595

(1)	Piñon Ridge License Bonding Commitments

The terms of the Piñon Ridge License issued to the Company by the CDPHE in March 2011 establishes the timing and amounts of financial assurance that must be provided to CDPHE by the Company before and during construction of the Piñon Ridge Mill. To date, the Company has transferred $844,400 in cash to CDPHE for the Long-term Care Fund component and submitted a surety bond in the amount of $1,373,900 to CDPHE as the first prepayment of the decommissioning warranty component.

Three prepayments of the decommissioning warranty remain to be completed under the terms of the Piñon Ridge License. In February 2012, CDPHE approved the Company’s request to defer its remaining financial assurance payments until mill construction can proceed. The revised timetable for submitting the remaining payments are September 7, 2012 ($2,898,260), March 1, 2013 ($6,401,920) and September 6, 2013 ($396,810). These scheduled installments are based on construction activities beginning in FY 2012. However, due to litigation activities related to the Piñon Ridge License, it is likely that construction will not commence until late calendar year 2012 or early calendar year 2013, at the earliest, depending on uranium market conditions.

Under the terms of the surety bond arrangement with the third-party provider, the Company deposited $686,950 cash collateral with the provider. At such time as the Company commences on-site construction, the third-party provider can request further cash collateral to support the face amount of the surety bond that was issued. The cash payments to the CDPHE and to the third-party provider have been recorded as restricted cash on the Company’s statement of financial position and should be considered not available for general working capital purposes.

MD&A – QUARTER ENDED JUNE 30, 2012

ENERGY FUELS INC.	21

LIQUIDITY AND CAPITAL RESOURCES (continued)

Contractual Obligations (continued)

The Company will continue to prudently evaluate its contractual obligations with respect to mineral properties as well as other associated commitments with an eye towards deferring those expenses which do not meet certain criteria. In addition, since the majority of the exploration commitments are optional, the Company could choose to mitigate or eliminate the obligation by opting out of the lease or claim.

DIVIDENDS

The Company has not paid dividends in the past and it does not expect to have the ability to pay dividends in the near future. If the Company generates earnings in the future, it expects that they will be retained to finance further growth. The directors of the Company will determine if and when dividends will be declared and paid in the future based on the Company’s financial position at the relevant time.

OFF BALANCE SHEET TRANSACTIONS

The Company did not enter into any off balance sheet transactions during the Current Year, nor were there any such transactions in existence as at June 30, 2012.

RELATED PARTY TRANSACTIONS

During the quarter ended June 30, 2012, Dundee Securities Ltd. (“Dundee Securities”) served as the Company’s financial advisor for the Denison acquisition transaction which closed on June 29, 2012, earning advisory fees of C$1,500,000, of which $981,000 was paid with the issuance of 4,373,917 EFI common shares and cash payments totaling C$500,000. Dundee Securities also served as the Company’s financial advisor on the equity private placement which closed on June 29, 2012 and received advisory fees totaling $480,746. Dundee Securities Ltd. is a subsidiary of Dundee Corp., as is Dundee Resources Limited, which has a greater than 10% shareholding interest in EFI and has two board positions on EFI’s Board of Directors.

At June 30, 2012, Titan has recorded debt in the amount of $1,010,118 payable to Pinetree Resource Partnership, representing principal and interest due on loan advances to Titan in December 2011 and January 2012. The loan was paid in full on July 27, 2012. Pinetree Resource Partnership is an affiliate of Pinetree Capital Ltd., which has a greater than 5% shareholding interest in EFI and has three board positions on EFI’s Board of Directors.

These transactions occurred in the normal course of operations and were measured at the exchange value.

OUTSTANDING SHARE INFORMATION

As at August 13, 2012, there were 679,652,107 common shares, 12,637,800 stock options and 45,787,131 warrants outstanding. All stock options and warrants are each exercisable for one common share.

CHANGES IN ACCOUNTING POLICIES

Statement of Compliance

The Company’s third IFRS condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IAS 34”) under International Financial Reporting Standards. The accounting policies have been selected to be consistent with IFRS as is expected to be effective as at and for the year ended September 30, 2012, the Company’s first annual IFRS reporting date. Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

MD&A – QUARTER ENDED JUNE 30, 2012

ENERGY FUELS INC.	22

CHANGES IN ACCOUNTING POLICIES (continued)

Statement of Compliance (continued)

The condensed consolidated financial statements for the three months ended December 31, 2011 contain certain incremental annual IFRS disclosures not included in the annual financial statements for the year ended September 30, 2011 prepared in accordance with Canadian GAAP. Accordingly, the condensed consolidated financial statements for the three and nine months ended June 30, 2012 should be read in conjunction with the annual consolidated financial statements for the year ended September 30, 2011 prepared in accordance with Canadian GAAP, as well as the condensed consolidated financial statements for the three months ended December 31, 2011.

The adoption of IFRS resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP. The accounting policies set out below have been applied consistently to all periods presented. An explanation of how the transition to IFRS has affected the report financial position, financial results and the cash flows of the Company is provided in Note 18 to the condensed consolidated financial statements. This note includes reconciliations of equity and total comprehensive income for the comparative periods under Canadian GAAP to those reported under IFRS.

The standards and interpretations within IFRS are subject to change and accordingly, the accounting policies for the annual period that are relevant to these unaudited condensed consolidated interim financial statements will be finalized only when the first annual IFRS financial statements are prepared for the year ending September 30, 2012.

Available-for-sale financial assets

The Company's investments in equity securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, and foreign currency differences on available-for-sale monetary items, are recognized directly in other comprehensive (loss) income. When an investment is derecognized, the cumulative gain or loss in equity is transferred to profit or loss.

Estimates

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the condensed consolidated financial statements for the three months ended December 31, 2011.

Future Accounting Changes

IFRS 7 Financial instruments - Disclosures

In October 2010, the IASB amended IFRS 7 Financial instruments – Disclosures (‘‘IFRS 7’’) to provide guidance on identifying transfers of financial assets and continuing involvement in transferred assets for disclosure purposes. The amendments introduce new disclosure requirements for transfers of financial assets including disclosures for financial assets that are not derecognized in their entirety, and for financial assets that are derecognized in their entirety but for which continuing involvement is retained. The amendments to IFRS 7 are effective for annual periods beginning on or after July 1, 2011. The Company has not yet assessed the impact of the standard.

MD&A – QUARTER ENDED JUNE 30, 2012

ENERGY FUELS INC.	23

CHANGES IN ACCOUNTING POLICIES (continued)

Future Accounting Changes (continued)

IFRS 9 Financial Instruments

In November 2009, the IASB issued, and subsequently revised in October 2010, IFRS 9 Financial Instruments (“IFRS 9”) as part of its ongoing project to replace IAS 39. IFRS 9 will be effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

In May 2011, the IASB issued IFRS 11 Joint Arrangements, which is effective for annual periods beginning on or after January 1, 2013, with early application permitted. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. IFRS 11 essentially carves out of previous jointly controlled entities, those arrangements which although structured through a separate vehicle, such separation is ineffective and the parties to the arrangement have rights to the assets and obligations for the liabilities and are accounted for as joint operations in a fashion consistent with jointly controlled assets/operations under IAS 31. In addition, under IFRS 11, joint ventures are stripped of the free choice of equity accounting or proportionate consolidation; these entities must now use the equity method. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), which is effective for annual periods beginning on or after January 1, 2013, with early application permitted. Under IFRS 12, enhanced disclosures are required for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and off balance sheet vehicles. IFRS 12 supersedes IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidation – Special Purpose Entities”. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement (“IFRS 13”), which is effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 13 defines fair value, sets out in a single standard a framework for measuring fair value, requires disclosures about fair value measurements, and applies when other IFRSs require or permit fair value measurements. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

MD&A – QUARTER ENDED JUNE 30, 2012

ENERGY FUELS INC.	24

CHANGES IN ACCOUNTING POLICIES (continued)

Future Accounting Changes (continued)

IFRS 13 Fair Value Measurement (continued)

The relevant points of IFRS 13 are as follows:

- Fair value is measured using the price in a principal market for the asset or liability, or in the absence of a principal market, the most advantageous market;
- Financial assets and liabilities with offsetting positions in market risks or counterparty credit risks can be measured on the basis of an entity’s net risk exposure;
- Disclosures regarding the fair value hierarchy have been moved from IFRS 7 to IFRS 13, and further guidance has been added to the determination of classes of assets and liabilities;
- A quantitative sensitivity analysis must be provided for financial instruments measured at fair value;
- A narrative must be provided discussing the sensitivity of fair value measurements categorized under Level 3 of the fair value hierarchy to significant unobservable inputs; and
- Information must be provided on an entity’s valuation processes for fair value measurements categorized under Level 3 of the fair value hierarchy.

IAS 1 Presentation of Financial Statements

In June 2011, the IASB amended IAS 1 Presentation of Financial Statements (“IAS 1”) in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012, with early application permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 19 Employee Benefits

IAS 19 Employee Benefits (“IAS 19”) was amended by the IASB in June 2011, which is effective for annual periods beginning on or after January 1, 2013, with early application permitted. Under IAS 19, the option to defer the recognition of gains and losses arising in a defined benefit plan is eliminated, to require gains and losses relating to those plans be presented in other comprehensive income, and improve the disclosure requirements concerning the characteristics of defined benefit plans and the risks arising from those plans. In addition, the amended standard also incorporates changes to the accounting for termination benefits. The Company has determined the amendment would have no impact.

IAS 32 Financial Instruments: Presentation

Amendments to IAS 32, Financial Instruments: Presentation, clarifies that an entity currently has a legally enforceable right to set-off financial assets and liabilities if that right is: not contingent on a future event; and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. The effective date for the amendments to IAS 32 is annual periods beginning on or after January 1, 2014. The amendments to IAS

32 are to be applied retrospectively. The Company intends to adopt the amendments to IAS 32 in its financial statements for the annual period beginning October 1, 2014. The Company does not expect the amendments to IAS 32 to have a material impact on the financial statements.

MD&A – QUARTER ENDED JUNE 30, 2012

ENERGY FUELS INC.	25

MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company depends on external financing to fund its activities. The capital structure of the Company currently consists of cash and cash equivalents, common shares and stock options. Changes in the equity accounts of the Company are disclosed in Note 13 of the interim financial statements. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares. The Company will require access to equity and credit markets to fund continued exploration and development of its mineral properties and the future growth of the business. The Company is not subject to externally imposed capital requirements. In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets, which are approved by the Board of Directors and updated as necessary depending on various factors, including capital deployment and general industry conditions.

The Company is required by regulatory agencies to provide surety bonds of $29,413,666 to cover the estimated reclamation costs for exploration and development, the mine closure obligations at the Whirlwind mine, the Energy Queen mine, the Sheep Mountain property, the Piñon Ridge Mill decommissioning warranty obligation, the White Mesa Mill decommissioning warranty obligation and the decommissioning warranty obligations at the other mines acquired from Denison.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Fair value hierarchy:

Financial instruments recorded at fair value on the statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The three levels of fair value hierarchy are:

Level 1 – Reflects inputs based on quoted prices in active markets for identical assets or liabilities.
Level 2 – Reflects inputs other than quoted prices that are observable for the asset or liability either directly or indirectly.
Level 3 – Reflects inputs that are not based on observable market data.

The following table illustrates the classification of the Company’s financial instruments within the fair value hierarchy as of June 30, 2012:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Cash	$8,525,392	$-	$-	$8,525,392
Cash equivalents	1,899	-	-	1,899
Marketable securities	1,864,390	-	-	1,864,390
	$10,391,681	$-	$-	$10,391,681

MD&A – QUARTER ENDED JUNE 30, 2012

ENERGY FUELS INC.	26

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

(b) Credit Risk:

The Company restricts investment of cash balances to financial institutions with high credit standing. To date, these concentrations of credit risk have not had any effect on the Company’s financial position or results of operations.

(c) Liquidity Risk:

Liquidity risk is the risk the Company will not be able to meet the obligations associated with its financial liabilities. The Company manages liquidity risk through the management of its capital structure as outlined in Note 13. The Company has $38,995,000 of working capital as at June 30, 2012 (March 31, 2012 - $1,212,000). Accounts payable and accrued liabilities and current portion of notes payable are due within the current operating period. The Company’s financial liabilities and other commitments are listed in Notes 9, 11 and 15 of the interim financial statements.

(d) Foreign Currency Risk:

The foreign exchange risk relates to the risk that the value of financial commitments, recognized assets or liabilities will fluctuate due to changes in foreign currency rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

The following table summarizes, in USD equivalents, the Company’s major foreign currency exposures as of June 30, 2012:

Cash	$7,831,811
Accounts receivable	194,544
Accounts payable and accrued liabilities	4,210,686
Total	$12,237,042

The table below summarizes a sensitivity analysis for significant unsettled currency risk exposure with respect to the Company’s financial instruments as at June 30, 2012 with all other variables held constant. It shows how net income would have been affected by changes in the relevant risk variable that were reasonably possible at that date.

	Change for Sensitivity	Increase (Decrease) in
	Analysis	Net Income
Strengthening net earnings	+1% change in U.S. dollar	$122,370
Weakening net earnings	-1% change in U.S. dollar	($122,370)

(e) Interest rate risk:

The Company is not exposed to any significant interest rate risks.

RISK FACTORS

A number of factors could cause actual results to differ materially from the results discussed in this management’s discussion and analysis (MD&A), including, but not limited to, fluctuation in the spot prices of uranium and/or vanadium, risks associated with the exploration, development and operation of uranium and vanadium properties, costs associated with bringing any of the Company’s properties into production or with the milling of ores produced from the Company’s properties, the reliability of any resource estimates obtained by the Company, environmental risks, foreign exchange rates, competition, the Company’s ability to manage operations and execute strategies, the Company’s ability to secure adequate financing, and government regulation of uranium exploration, production and sales, including the export of uranium.

MD&A – QUARTER ENDED JUNE 30, 2012

ENERGY FUELS INC.	27

RISK FACTORS (continued)

Energy Fuels is dependent upon the services of its existing personnel and its continued development will be dependent on its capacity to attract and retain qualified key personnel at all levels of the Company. The Company will need to raise additional funds to support its operations and to further develop its properties. The future of Energy Fuel’s liquidity and capital requirements is dependent upon numerous factors, including market conditions, competition and the market price of uranium. Energy Fuels may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms attractive to Energy Fuels, or at all. Furthermore, such additional equity funding may be dilutive to existing shareholders, and debt financing, if available, may involve restrictive covenants. If adequate funds are not available on acceptable terms, this could have a material adverse effect on the Company’s business, financial condition and operating results.

Exploration for and development of mineral properties involves significant financial risks, that even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of an ore body may result in substantial rewards, few properties, which are explored, are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling, constructing mining and process facilities at a site, developing metallurgical processes and extracting uranium and other metals from ore.

Resource estimates quoted herein are based on prior data and reports obtained and prepared by previous operators, as well as on NI 43-101 compliant technical reports completed by Landy A. Stinnett, PE, of FGM Consulting Group, Douglas C. Peters, CPG, of Peters Geosciences, O. Jay Gatten of North American

Exploration, Inc, M. Hassan Alief of Alinco GeoServices, and Doug Beahm of BRS Engineering. These technical reports were referred to above with respect to the Company’s Whirlwind Mine, Energy Queen Mine, Willhunt, Farmer Girl, Sage Plain Project, San Rafael Project and the Sheep Mountain Project. With regard to all other remaining properties, the Company is not treating the mineral resource estimates as NI 43-101 defined resources verified by a Qualified Person at this time.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures and internal control over financial reporting for the issuer. They are assisted in this responsibility by the Management team. The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures and the design of internal controls at June 30, 2012, have concluded that the Company’s disclosure controls and procedures are adequate and effective to ensure that material information relating to the Company and its subsidiary would have been known to them.

During the Current Year, there were no changes in the Company’s internal control over financial reporting that materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

MD&A – QUARTER ENDED JUNE 30, 2012

ENERGY FUELS INC.	28

CORPORATE GOVERNANCE POLICIES

The disclosure required pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices has been made by the Company in its Management Information Circular dated January 10, 2012, which was distributed to shareholders and filed on SEDAR for internet access for public viewing.

OUTLOOK

The Company’s long-term objective has been to bring uranium and vanadium properties into profitable production by acquiring and refurbishing previously producing mines in the western United States. To complement this objective, the Company acquired approximately 880 acres to build the Piñon Ridge uranium and vanadium processing facility west of Naturita, Colorado and adjacent to a US Department of Energy site in the Paradox Valley.

With the closing of the Titan merger transaction on February 29, 2012, the Company now controls 100% of the Sheep Mountain Project located approximately 8 miles south of Jeffrey City, Wyoming. The Company believes the Sheep Mountain Project provides a number of significant benefits including increased scale and market presence in the uranium sector; substantial NI 43-101 compliant resource (38.7 million pounds U3O8 Measured + Indicated, 4.4million lbs. U3O8 Inferred); enhanced near-term production profile on parallel paths in two mining districts; focus on U.S. production with low political risk; and creation of a strong platform for continued uranium consolidation within the U.S.

The successful close of the Denison Transaction achieved the Company’s goals of fully integrated production capability and near-term production. The Company remains committed to its strategic plan relative to obtaining full permits for the Piñon Ridge Mill project and the Sheep Mountain Project. These projects continue to play an important role in the Company’s longer term objective of establishing diversely located production centers to service anticipated market demands.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain information in this MD&A contains management’s assessment of the Company’s future plans and may constitute ‘‘forward-looking information’’ under applicable securities laws. Such information may involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, achievements, or opportunities expressed or implied by such forward-looking information. This forward-looking information includes estimates, forecasts and statements as to management’s and others’ expectations with respect to, among other things, exploration, development and production strategies and the outlook for the Company and the uranium exploration and mining industry.

When used in this MD&A, such information uses words such as ‘‘may’’, ‘‘will’’, ‘‘estimate’’, ‘‘expect’’, “anticipate’’, ‘‘believe’’, ‘‘intend’’, ‘‘plan’’, ‘‘could’’ and other similar terminology. This information reflects current expectations regarding future events and operating performance and speaks only as of the date of this MD&A.

Forward-looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking information, including, but not limited to, the factors discussed under ‘‘Risk Factors’’. Although the forward-looking information contained in this MD&A is based upon what management believes are reasonable assumptions, the Company cannot assure that actual results will be consistent with this forward-looking information. This forward-looking information is made as of the date of this MD&A, and the Company assumes no obligation to update or revise it to reflect new events or circumstances except as required by law. Forward-looking information and statements for time periods subsequent to fiscal 2011 involve greater risks and require longer-term assumptions and estimates than those made prior, and are consequently subject to greater uncertainty. Therefore, the reader is especially cautioned not to place undue reliance on such long-term forward-looking information and statements.

MD&A – QUARTER ENDED JUNE 30, 2012